October 17, 2024

Via EDGAR

Ms. Yolanda Guobadia

Mr. John Cannarella

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Re:	Caravelle International Group
Form 20-F for the Fiscal Year ended October 31, 2023
Filed September 9, 2024
File No. 001- 41573

Dear Ms. Guobadia and Mr. Canarella:

This letter is in response to the letter dated September 20, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed Caravelle International Group (the “Company”, “we”, or “our”) related to the Company’s Form 20-F for the Fiscal Year ended October 31, 2023, filed with the Commission on September 9, 2024. For ease of reference, we have recited the Commission’s comment in this letter followed by our response.

Form 20-F for the Fiscal Year ended October 31, 2023

Item 19. Exhibits

Exhibits 12.1 and 12.2, page 73

1.	We note the certifications at Exhibits 12.1 and 12.2 do not include all of the language prescribed for the introductory sentence of paragraph 4, referring to your officer’s responsibility for establishing and maintaining internal control over financial reporting.

Please amend your filing to include certifications having all of the language set forth in Instruction 12 under Instructions As To Exhibits, at the end of the Form 20-F template.

Response:

We note the Staff’s comments, and respectfully advise that, in response to the Staff’s comment, the Company has amended and restated Exhibits 12.1 and 12.2 to the Company’s Annual Report on Form 20-F filed with the Commission on September 9, 2024, in accordance with Instruction 12 under Instructions As To Exhibits at the end of Form 20-F template, and has filed the amended and restated Exhibits 12.1 and 12.2 as exhibits to Amendment No. 1 to the Annual Report on Form 20-F on the date hereof.

The Company acknowledges that the Company and our management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel regarding this matter, Laura Hemmann, Esq., of iTKG Law LLC, at (650) 799 2061.

Sincerely,

/s/ Hanxi Chang
Name: Hanxi Chang
Title: Chief Executive Officer

cc:	Laura Hemmann, Esq.
iTKG Law LLC